September 12, 2017

Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Mr. Craig D. Wilson

RE:     Inovalon Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
Form 8-K
Furnished February 22, 2017
File No. 001-36841

Dear Mr. Wilson:

Set forth below are the responses of Inovalon Holdings, Inc., a Delaware corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 8, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016, filed February 23, 2017 (the “Form 10-K”), and the Company’s Form 8-K, furnished February 22, 2017 (the “Form 8-K”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Form 10-K. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K or Form 8-K.

Form 10-K for the Fiscal Year Ended December 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue, page 60

1.
Please tell us the causes for the decrease in revenue during 2016 compared to 2015 excluding revenues contributed from acquired businesses of Avalere and Creehan. Your cost of revenue as a percentage of revenue increased to 37% in 2016 from 33% in 2015 and your disclosure quantifies the increase in cost of revenue attributable to the acquisition of Creehan. Please revise your future filings to quantify the increases in revenue attributable to acquired businesses to allow a better understanding of how the performances of your organic business and acquired business affect

www.inovalon.com

Tel: (301) 809-4000    4321 Collington Road
Fax: (301) 809-4040    Bowie, Maryland 20716 USA

September 12, 2017

your total revenue. Also disclose the underlying reasons for any material changes in each revenue stream. Refer to Instruction 4 to Item 303(a) of Regulation S-X and Section III.D of SEC release No. 33-6835.

Response to Comment No. 1

Revenue for the year ended December 31, 2016 was $427.6 million, including revenue from acquisitions through the anniversary date of the acquisition of $44.5 million. Revenue for the year ended December 31, 2015 was $437.3 million, including revenue from acquisitions of $17.5 million. The decrease in revenue excluding revenue from acquisitions was $36.7 million, or 9%. This decrease was primarily attributable to a net decrease of approximately $57.5 million in revenue from existing clients, partially offset by an increase in revenue from new clients of approximately $20.8 million.

In response to the Staff’s comment, we respectfully advise the Staff that we will revise our future filings to quantify and explain the changes in revenue attributable to total acquired businesses and our organic business.

2.
Your disclosure on page 22 indicates you derive a significant portion of your revenue from renewals of existing client agreements and sales of additional services to existing clients and as a result, achieving a high renewal rate of your client agreements and selling additional services to existing clients is critical to your future operating results. In this regard, please disclose in future filings information regarding your renewal rates as a key performance indicator for each presented period or advise why the disclosure is not warranted. Refer to Section III.B of SEC release No. 33-8350.

Response to Comment No. 2

In response to the Staff’s comment, we respectfully advise the Staff that we will revise our future filings to include disclosure related to renewal rates.

Critical Accounting Policies and Estimates
Goodwill, page 71

3.
You lowered your fiscal year 2016 financial guidance in your press release on December 12, 2016 due to inability to enter into expected collaboration agreement as a result of unforeseen circumstances impacting the counter-party. Tell us how this was factored into your qualitative and / or quantitative impairment assessments for the goodwill assigned to your three reporting units. For the reporting unit that you performed quantitative testing, tell us whether the reporting unit was at risk of failing step 1. To the extent any reporting unit is at risk of failing step 1, ensure your future filings disclose the related estimates and assumptions that are highly uncertain or susceptible to change and the relative impact on your financial condition or operating performance, including the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to each reporting unit;

•	How the key assumptions were determined and the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

September 12, 2017

Alternatively, if true, disclose that material goodwill does not exist at reporting units that are at risk of failing step 1 or that no reporting units are at risk. Or, if there is material goodwill allocated to a reporting unit at risk, disclose the assertion that a material charge is unlikely even if step 1 was failed, clearly describing the supporting rationale. Refer to Section V of SEC Release No. 33-8350.

Response to Comment No. 3

The Company’s 2016 impairment tests were based on a structure consisting of a single operating segment and three reporting units. As noted in the Staff’s comment, on December 12, 2016, the Company lowered its fiscal year 2016 financial guidance due to the Company’s inability to enter into an expected collaboration agreement as a result of unforeseen circumstances impacting the counter-party.  This expected collaboration agreement was only related to the Company’s first reporting unit, which is its largest reporting unit (the “Inovalon reporting unit”).

The Company factored the revised guidance into its qualitative assessment by first determining a market value for the Company based on the closing share price as of December 31, 2016. We then determined the portion of the Company’s market value attributable to the Inovalon reporting unit based on the resulting difference between the Company’s market value and the sum of the fair values of the Company’s other two reporting units, which fair values were determined (1) with respect to the Company’s second reporting unit, through our step 1 quantitative analysis (as discussed below) and (2) with respect to the Company’s third reporting unit, through the valuation performed in the fourth quarter of 2016 as part of our acquisition accounting. The qualitative analysis reflected the market value of the Inovalon reporting unit after the revised guidance was issued.  The excess market value over our carrying value and other qualitative considerations as discussed on pages F-30 and 71 in the Form 10-K did not warrant a quantitative analysis under step 1 as it was determined that it was not more likely than not that the fair value of our reporting unit was less than its carrying amount.

It was determined that we would perform a step 1 quantitative analysis for the Company’s second reporting unit after performing the qualitative analysis. The second reporting unit was not at risk of failing step 1.

After performing the qualitative analysis for our third reporting unit, it was determined that it was not more likely than not that the fair value of the third reporting unit was less than its carrying amount.

In response to the Staff’s comment, we respectfully advise the Staff that we will revise our future filings to include disclosures related to reporting units in which the quantitative valuation is performed and are at risk of failing step 1 or, alternatively, to disclose that no reporting units are at risk.

Form 8-K Furnished on February 22, 2017

4.
Please explain the nature of the adjustment of $10.96 million related to contingent consideration for fiscal 2016 and why the charge was added back to arrive at your Non-GAAP net income. Reconcile this amount to your financial statements and related disclosures in your Form 10-K for fiscal 2016. If this amount represents, in part, the fair value of the contingent consideration associated with your business combinations, then reconcile the amount of accretion expense in the level 3 roll-forward schedule on page F-30 of your Form 10-K for fiscal 2016.

Response to Comment No. 4

The Company’s management team includes contingent consideration as an adjustment to Net Income for purposes of calculating Non-GAAP Net Income in order to supplement investor assessment of our

September 12, 2017

operating results and financial performance excluding the impact of non-comparable items. Non-comparable items include items that are not comparable across reporting periods or items that do not otherwise relate to the Company’s ongoing financial results. Non-comparable items are excluded from Non-GAAP Net Income in order to more effectively assess the Company’s period over period and on-going operating performance.

The $10.96 million contingent consideration adjustment to reconcile from Net Income to Non-GAAP Net Income relates to items expensed as a result of the Company’s acquisitions of Avalere and Creehan for the year ended December 31, 2016.  These items are considered to be non-comparable items as they consist of the fair value of the contingent consideration associated with the business combinations, including contingent consideration incurred as a result of these transactions that was considered compensatory and expensed as incurred post-acquisition.

The following is a reconciliation of the Non-GAAP adjustment related to contingent consideration for the twelve months ended December 31, 2016 (in thousands):

Contingent consideration accretion (recognized in general and administrative expenses)(1)	$706
Compensatory contingent consideration (recognized in general and administrative expenses)(2)	10,258
Total contingent consideration Non-GAAP adjustment	$10,964
________________________________________

(1)	This amount represents accretion expense as disclosed on page F-30 in the Company’s Fair Value Measurements footnote included in the Form 10-K.

(2)
This amount relates to other compensatory expense including earnouts with continuing service requirements related to our acquisitions that were recorded during the year ended December 31, 2016 and were not included as part of the consideration paid as of the acquisition date.

We hope that the foregoing has been responsive to the Staff’s comments. Should any member of the Staff have any questions regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact me at (301) 809-4000 ext. 1700.

Sincerely,

/s/ CHRISTOPHER E. GREINER

Christopher E. Greiner
Chief Financial & Operating Officer
Inovalon Holdings, Inc.

cc:    Ms. Shauna L. Vernal, Chief Legal Officer, Inovalon Holdings, Inc.
Ms. Mengyao Lu, Staff Accountant, Division of Corporation Finance, SEC